  EXHIBIT 99.1

Safe Bulkers, Inc. Updates Fleet and Employment Profile

Athens, Greece – June 8, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, today announced updates to its fleet and employment profile.

Fleet and Employment Update

The Company announced today that it has cancelled one of its two Capesize class newbuilds and has substituted it with another newbuild to be delivered in April 2010.  The Company has also delayed the delivery of its second Capesize class newbuild until September 2011.  The Company anticipates that the net effect of these three transactions will be the reduction of capital expenditure requirements, excluding commissions to brokers, of approximately $12 million.

The cancelled newbuild vessel and the delayed newbuild vessel were subject to period time charter agreements.  In the case of the cancelled newbuild vessel, the relevant charterer has agreed in principle to vessel substitution subject to final documentation.  In the case of the postponed newbuild vessel, the relevant charterer has agreed to postponed delivery during 2012 with a decrease in the gross daily charter rate from $40,000 to $38,000.

In addition, the Company announced that it has agreed to accept delayed delivery of one Post-Panamax class newbuild from 2010 to a later date between June and August, 2011, subject to final documentation.   There is no charter party agreement associated with this newbuild.

The Company has also announced that it has entered into: (i) a period time charter with a duration of 23 to 27 months for a Panamax class vessel with a delivery date in June or July of 2009, at a gross daily charter rate of $15,500, less 4.75% in total commissions; (ii) a period time charter with a duration of 14 to 17 months for a Panamax class vessel with a delivery date in June or July of 2009, at a gross daily charter rate of $18,000, less 3.75% in total commissions and (iii) a period time charter for a Kamsarmax class vessel with a delivery date in June or July of 2009, with a duration, at charterer’s option, of either 23 to 27 months at a gross daily charter rate of $18,500 less 4.75% in total commissions, or of 13 to 17 months at a gross daily charter rate of $21,000 less 4.75% in total commissions.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “We continue to closely manage our business through the current recession, reducing our capital expenditure requirements, maintaining our relationships with our customers and increasing our coverage.”

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services.  The Company’s common stock is listed on the NYSE where it trades under the symbol “SB” The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.  Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com